

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 28, 2013

<u>Via E-mail</u>
Nicholas S. Schorsch
Chairman of the Board of Directors
American Realty Capital Healthcare Trust II, Inc.
405 Park Avenue
New York, NY 10022

> **Re: American Realty Capital Healthcare Trust II, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-11**
> **Filed January 11, 2013**
> **File No. 333-184677**

Dear Mr. Schorsch:

We have reviewed Amendment No. 2 to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1 of our letter dated December 18, 2012. We will continue to monitor for your response to comments 22 and 26 of our letter dated November 7, 2012.

Prospectus Summary, page 1

What are the fees and other amounts that you will pay to the advisor …?, page 13

2. Please explain the purpose of offering both an incentive fee and equity incentive plan to the advisor.

Management, page 81

The Advisor, page 91

3.   We note your response to comment 8 of our letter dated December 18, 2012. In response
        to our comment, it appears that certain personnel will <u>each</u> spend about 30 hours a week
        on your activities, while Messrs. Weil, Block, and Budko will, together, spend about 20
        hours a week on your activities. Please clarify that this is the case, or whether Messrs.
        Weil, Block and Budko will each devote about 20 hours a week to your activities.

Material U.S. Federal Income Tax Considerations, page 164

4.   We note that recent changes were made to the tax code. Please update your disclosure in
        this section as appropriate or advise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
  filing effective, it does not foreclose the Commission from taking any action with respect
  to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in
  declaring the filing effective, does not relieve the company from its full responsibility for
  the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a
  defense in any proceeding initiated by the Commission or any person under the federal
  securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statement as confirmation
of the fact that those requesting acceleration are aware of their respective responsibilities under
the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed
public offering of the securities specified in the above registration statement. Please allow
adequate time for us to review any amendment prior to the requested effective date of the
registration statement.

   You may contact Howard Efron at (202) 551-3439 or Robert Telewicz at (202)551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3655 with any other questions.

         Sincerely,

         /s/ Sonia Gupta Barros

         Sonia Gupta Barros
         Special Counsel

cc: Peter M. Fass (*via e-mail*)